Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED APRIL 15, 2021

TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;
•	to disclose the transaction price for each class of our common stock as of May 1, 2021;
•	to disclose the calculation of our March 31, 2021 NAV per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

Portfolio Update

For the month ended March 31, 2021, BREIT’s Class S NAV per share increased $0.11, from $11.82 as of February 28, 2021 to $11.93 as of March 31, 20211. This price movement was driven by increases in the value of our multifamily and net lease properties.

Though we continue to expect the path to a full economic recovery will be uneven and vary by sector, we are encouraged by the accelerating distribution of the COVID-19 vaccine and increasing demand in the hospitality sector as the economy re-opens. We believe our real estate portfolio will continue to be well-positioned in a recovering economy as a result of BREIT’s thoughtful sector and geographic selection.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

May 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2021 (and repurchases as of April 30, 2021) is as follows:

Transaction Price (per share)
Class S	$11.9269
Class I	$11.8964
Class T	$11.7233
Class D	$11.7476

The May 1 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

[1]	BREIT’s Class I NAV per share increased from $11.79 to $11.90, BREIT’s Class T NAV per share increased from $11.61 to $11.72 and BREIT’s Class D NAV per share increased from $11.64 to $11.75.

March 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since March 31, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of March 31, 2021 ($ and shares in thousands):

Components of NAV	March 31, 2021
Investments in real estate	$38,642,645
Investments in real estate debt	4,896,416
Investments in unconsolidated entities	1,282,622
Cash and cash equivalents	574,130
Restricted cash	1,370,434
Other assets	1,283,522
Mortgage notes, term loans, and revolving credit facilities, net	(19,671,662)
Secured financings on investments in real estate debt	(1,491,509)
Subscriptions received in advance	(1,230,294)
Other liabilities	(821,603)
Accrued performance participation allocation	(143,215)
Management fee payable	(25,666)
Accrued stockholder servicing fees (1)	(7,546)
Non-controlling interests in joint ventures	(297,331)
Net asset value	$24,360,943
Number of outstanding shares/units	2,048,277

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2021, the Company has accrued under GAAP $683.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$9,344,964	$12,404,926	$552,348	$1,726,360	$332,345	$24,360,943
Number of outstanding shares/units	783,521	1,042,750	47,115	146,954	27,937	2,048,277
NAV Per Share/Unit as of March 31, 2021	$11.9269	$11.8964	$11.7233	$11.7476	$11.8964

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.4%	5.1%
Industrial	6.5%	5.2%
Net lease	7.1%	6.7%
Hotel	9.3%	9.7%
Self Storage	7.0%	5.6%
Retail	7.6%	6.5%
Office	7.6%	6.2%

____________

(1)	Multifamily includes student housing and manufactured housing

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hotel	Self Storage	Retail	Office
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.6%	+1.8%	+1.8%	+1.8%	+1.8%	+1.9%
(weighted average)	0.25% increase	(1.9%)	(2.2%)	(1.7%)	(1.8%)	(1.9%)	(1.8%)	(1.9%)
Exit Capitalization Rate	0.25% decrease	+3.3%	+3.0%	+2.1%	+1.4%	+2.7%	+2.3%	+2.7%
(weighted average)	0.25% increase	(3.0%)	(3.4%)	(2.0%)	(1.4%)	(2.7%)	(2.1%)	(2.5%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2021 ($ and shares in thousands):

Components of NAV	February 28, 2021
Investments in real estate	$38,381,458
Investments in real estate debt	4,777,906
Investments in unconsolidated entities	1,266,492
Cash and cash equivalents	214,349
Restricted cash	851,504
Other assets	1,118,512
Mortgage notes, term loans, and revolving credit facilities, net	(19,875,082)
Secured financings on investments in real estate debt	(1,903,311)
Subscriptions received in advance	(662,910)
Other liabilities	(734,855)
Accrued performance participation allocation	(94,602)
Management fee payable	(24,214)
Accrued stockholder servicing fees (1)	(6,459)
Non-controlling interests in joint ventures	(285,589)
Net asset value	$23,023,199
Number of outstanding shares/units	1,953,548

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2021, the Company has accrued under GAAP $648.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$8,843,627	$11,693,204	$542,902	$1,615,145	$328,321	$23,023,199
Number of outstanding shares/units	748,236	992,001	46,743	138,715	27,853	1,953,548
NAV Per Share/Unit as of February 28, 2021	$11.8193	$11.7875	$11.6145	$11.6436	$11.7875

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 182,903,005 shares of our common stock (consisting of 81,798,483 Class S Shares, 78,440,025 Class I Shares, 1,846,295 Class T Shares, and 20,818,202 Class D Shares) in the primary offering for total proceeds of $2.1 billion and (ii) 7,212,092 shares of our common stock (consisting of 3,833,811 Class S Shares, 2,476,055 Class I Shares, 224,451 Class T Shares, and 677,775 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.1 billion. As of March 31, 2021, our aggregate NAV was $24.4 billon. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Management

The following supersedes and replaces the first paragraph in the section of the Prospectus titled “Management—Compensation of Directors” and all other similar disclosure in the Prospectus:

Effective as of the third quarter of 2021, we compensate each of our non-employee directors who are not affiliated with the Adviser or Blackstone with an annual retainer of $225,000, consisting of $80,000 cash and a $145,000 grant of restricted stock. Additionally, the audit committee chairperson will receive an additional retainer of $15,000 and each chairperson of our other committees will receive an additional retainer of $10,000. The annual grant of restricted stock will be based on the then-current per share transaction price of our Class I shares at the time of grant and generally vest one year from the date of grant. We do not intend to pay our directors additional fees for attending board meetings, but we intend to reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Our directors who are affiliated with the Adviser or Blackstone will not receive additional compensation for serving on the board of directors or committees thereof.

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